UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2024)	Previous Period (First quarter of 2024)	Changes (%)	Year to Year Comparison (Second quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	44,224	44,746	(1.17)	43,064	2.69
	Year-to-date (“YTD”) Results	88,970	44,746	—	86,786	2.52
Operating Income	Quarterly Results	5,375	4,985	7.83	4,634	15.99
	YTD Results	10,360	4,985	—	9,582	8.12
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,782	4,407	8.49	4,498	6.30
	YTD Results	9,189	4,407	—	8,707	5.53
Profit for the Period	Quarterly Results	3,502	3,619	(3.25)	3,478	0.70
	YTD Results	7,121	3,619	—	6,503	9.51
Attributable To: Controlling Interests	Quarterly Results	3,374	3,530	(4.41)	3,292	2.50
	YTD Results	6,904	3,530	—	6,197	11.41

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2024)	Previous Period (First quarter of 2024)	Changes (%)	Year to Year Comparison (Second quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	31,915	31,887	0.09	31,192	2.32
	YTD Results	63,802	31,887	—	62,365	2.30
Operating Income	Quarterly Results	4,504	4,364	3.21	3,791	18.81
	YTD Results	8,868	4,364	—	7,948	11.58
Profit Before Income Tax	Quarterly Results	3,859	5,666	(31.89)	3,626	6.42
	YTD Results	9,525	5,666	—	8,642	10.21
Profit for the Period	Quarterly Results	2,803	4,921	(43.03)	2,728	2.76
	YTD Results	7,724	4,921	—	6,950	11.15

3. Source of Data		Data Provider		IR, SK Telecom
		Provided for		Analysts and Investors

		Date of Provision		August 6, 2024 / 3:00 p.m. (Seoul time)

		Location		2024 2Q Earnings Results Conference Call

		Organizing Team		IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•	The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•	For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: August 6, 2024